FORELAND CORPORATION
                                  Common Stock

     This Prospectus relates to the public offer and sale by a certain stockholder (the "Selling Stockholder") of an aggregate of up to 130,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of Foreland Corporation, a Nevada corporation (the "Company"). (See "SELLING STOCKHOLDER" and "DESCRIPTION OF SECURITIES").

     The Selling Stockholder will offer its Common Stock through or to securities brokers or dealers designated by it in the over-the-counter market or in other transactions negotiated by the Selling Stockholder. Any such sale of Common Stock by the Selling Stockholder must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless the Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholder and any broker, dealer, or agent that participates with the Selling Stockholder in the sale of the Common Stock offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions under the Securities Act. (See "SELLING STOCKHOLDER" and "PLAN OF DISTRIBUTION.")

     The Company's Common Stock is included on the Nasdaq SmallCapSM Market ("Nasdaq") under the symbol "FORL." On April 13, 1998, the closing sales price for the Company's Common Stock on Nasdaq was $5.31.

    THE ACQUISITION AND OWNERSHIP OF THE COMMON STOCK INVOLVE A HIGH DEGREE
        OF RISK.  THE COMMON STOCK SHOULD BE PURCHASED ONLY BY INVESTORS
      WHO ARE ABLE TO AFFORD THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT.
                        (See "RISK FACTORS" on page 7.)

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY, NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR REGULATORY
       AUTHORITY PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR
           ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Price to       Offering            Proceeds to         Proceeds to
                               Public(1)    Commissions(2)    Selling Stockholders    Company(3)
                               ---------    --------------    --------------------    -----------
By Selling Stockholder
  Per Share                    $    5.31        --                 $    5.31              --
  Total                        $ 690,625        --                 $ 690,625              --

[FN]
(1) The price per share for the securities offered by the Selling Stockholder is estimated at the closing sales price quoted by Nasdaq for the Common Stock at $5.31 on April 13, 1998. The Common Stock may be offered at the current market price, which may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. (See "ITEM 5: MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS" in the Company's 1997 Form 10-K.)
(2) The securities to be sold by the Selling Stockholder may be sold by it through or to securities brokers or dealers, which sales may involve the payment of commissions by the Selling Stockholder. There is no agreement between the Company and any broker or dealer respecting such sales.
(3) Does not reflect expenses of this offering payable by the Company estimated at $10,000. (See "PLAN OF DISTRIBUTION" below.)

                 The date of this Prospectus is April 14, 1998.

          The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. (See "USE OF PROCEEDS.") In connection with this offering, the Company estimates that it will incur costs of approximately $10,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholder will be borne by it. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholder will be determined by negotiations between it and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealers' commission or mark up schedule, the size of the transaction, and other factors. (See "PLAN OF DISTRIBUTION" below.)

                          ADJUSTMENTS FOR STOCK SPLIT

     All share and per share data in this Prospectus have been adjusted to reflect a 3-for-1 reverse stock split of the Common Stock effective on June 15, 1996.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's annual report on Form 10-K for the year ended December 31, 1997 ("1997 Form 10-K"), and current reports on Form 8-K dated January 6, 1998, January 9, 1998, January 14, 1998, and February 19, 1998, are incorporated herein by reference.

     All documents subsequently filed by the Company pursuant to section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to termination of the offering shall be deemed to be incorporated by reference into this
Prospectus.   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Shareholder Relations, Foreland Corporation, Union Terrace Office Building, 12596 West Bayaud, Suite 300, Lakewood, Colorado 80228-2019; telephone (303) 988-3122.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference hereby is made. Each statement made in this prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement and its exhibits, as well as the other reports and information filed by the Company, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and its exhibits we well as the other reports and information filed by the Company at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains an internet site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC at http://www.sec.gov.

     No person is authorized to give any information or make any representation not contained in this Prospectus and, if given or made, such information or representation should not be relied on as having been authorized.

                            SUMMARY AND INTRODUCTION

     The following summary is qualified in its entirety by the more detailed information, including the financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein.

     Unless otherwise indicated, all information herein relating to oil and gas reserves has been calculated in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC").

     Each prospective investor is urged to read this Prospectus in its entirety, particularly the matters set forth under "RISK FACTORS."

The Company

      Since its organization in June 1985, the Company has been engaged principally in oil exploration in the Great Basin and Range of Nevada ("Great Basin"), an area that management believes is one of the most promising unexplored onshore domestic areas with potential for the discovery of major oil reserves. In continuing to advance this exploration, the Company's strategy is to generate exploration prospects with the most recent generally available scientific techniques, expand and improve the Company's strategic land position, and establish arrangements with other oil exploration firms active in Nevada to obtain additional scientific data, leases, and funding. Until 1994, the Company had only limited revenue, consisting of modest amounts of interest income earned on net proceeds from the sale of securities and revenue from producing properties. In order to supplement its own exploration efforts, between 1993 and 1994, the Company acquired certain leases and properties in Railroad Valley, Nevada, including the Eagle Springs field.

      Since acquiring the Eagle Springs field, the Company has reworked and returned to production eleven acquired wells, drilled a new water injection well, drilled and placed into production eight additional wells, replaced and improved surface equipment to handle increased production and to lower long-term operating costs, and conducted a 3-D seismic evaluation program. Much of this development work was conducted under an agreement with an industry partner, Barrett Resources Corporation (successor-in-interest to Plains Petroleum Operating Company) ("Barrett"). Effective August 1, 1996, the Company acquired all of Barrett's interest in the Eagle Springs field. In June 1997, the Company acquired leases to 3,200 acres in and adjacent to the southern and western portions of the Eagle Springs field. In November 1997, the Company initiated an enhanced oil recovery ("EOR") pilot program in the Eagle Springs field using high-pressure air injection. During 1998, the Company intends to continue this program and drill new wells in the Eagle Springs field to place into production undeveloped reserves and to test horizons that are productive in existing wells.

      During 1996, the Company discovered the Ghost Ranch field on the Eagle Springs leases approximately one-half mile south of the Eagle Springs field in a different formation and geological structure. The discovery of the Ghost Ranch field confirmed that 3-D seismic is a successful tool in the exploration for oil in Nevada. The first Ghost Ranch discovery well was completed in late July 1996 and resulted in significant production and increases in the Company's oil reserves. The Company plugged a second Ghost Ranch well in November 1996, after determining it was not economic to produce. During 1997, the Company completed two additional Ghost Ranch wells for production. The drilling in the Ghost Ranch field was conducted by the Company as operator, with Barrett holding a 40% working interest pursuant to the agreement discussed above. In January 1998, effective December 31, 1997, the Company acquired all of Barrett's interest in the Ghost Ranch field.

      In connection with the implementation of the EOR program in Eagle Springs, the Company has initiated steps to identify and acquire interests in properties within the Rocky Mountain region that meet the necessary parameters for implementation of high-pressure air injection enhance recovery.

      The Company continues to increase and improve its geological and geophysical expertise respecting the Great Basin of Nevada through its own efforts and by obtaining data from third parties as part of joint exploration, property acquisition, or data sharing arrangements and from drilling and other field work in which the Company participates. In addition, all information is continually reanalyzed as additional drilling data is gathered and as new computer modeling and other analytical tools become available to the industry. This has enabled the Company to increase substantially its understanding of the geology, location, potential, and other characteristics of exploration prospects in Nevada. The Company has benefited from capital provided by oil industry participants for drilling and other exploration of certain oil prospects through joint arrangements typical in the oil industry. Through 1996, the Company funded its exploration program principally from the sale of its equity securities. In November 1996, the Company established a bank credit facility to provide debt financing for certain proposed activities. In early 1998, the Company completed a $16.9 million debt financing with Energy Income Fund, L.P. ("Energy Income Fund"). Funds available through this arrangement will be used to implement the EOR program and development drilling in the Eagle Springs field, 3-D seismic acquisition, the drilling of 3-D defined exploration targets, the acquisition of producing properties and retirement of existing debt.

      On December 31, 1997, the Company entered into an Option and Purchase Agreement with Petro Source Corporation, an independent crude oil processing, transportation, and trading firm based in Houston, Texas, pursuant to which the Company obtained an option to acquire at any time prior to December 31, 1998, certain of the businesses and business assets of Petro Source Refining Corporation and Petro Source Transportation. The optioned assets include a refinery that manufactures asphalt and ancillary products from crude oil produced by the Company and other Nevada operators, a processing facility in Tonopah, Nevada, and rolling stock utilized by Petro Source Transportation to gather crude oil and distribute products. In connection with such agreement, the Company issued 130,000 shares of Common Stock to Petro Source Corporation for payment of the agreed price for the option of $520,000, payable in four equal quarterly installments of $130,000 each. A portion of such Common Stock may be sold each calendar quarter to pay such installments. This prospectus relates to the 130,000 shares of Common Stock held by Petro Source Corporation.

      The Company has assembled a management and technical team of persons with specialized technical training and experience concentrated on Nevada oil exploration. In all, the Company's technical team has over 80 years of combined Nevada oil exploration experience, much of it with major oil companies. (See "ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT" in the Company's 1997 Form 10-K.) The Company believes that the working experience of its executives and employees in Nevada is a significant factor in the Company's exploration progress to date and in its ability to act as operator under exploration arrangements with other exploration firms such as Enserch Exploration, Inc. ("Enserch"), Berry Petroleum Company ("Berry"), Parker and Parsley Petroleum Company (successor-in-interest to Santa Fe Energy Resources, Inc.) ("P&P"), and Barrett.

      Management anticipates that it will take several years to explore fully the target areas that have been identified by the Company in the Great Basin of Nevada, as is the case in many frontier areas of exploration. In such a long term exploration effort, the results of early exploration serve as a guide for identifying new prospects so it is important, in management's view, to continually identify new prospect concepts and areas for possible future exploration while advancing existing prospects to the drilling stage.

      Through 1998, the Company will continue its exploration and development activities in this area. In addition, the Company will continue its acquisition of 3-D seismic data and reanalysis of existing 2D seismic data. The Company will also continue its evaluation of data to identify additional exploration targets, expand its leaseholdings where warranted, and may seek additional exploration arrangements with other industry participants.

     The Company's principal executive offices are located at 12596 West Bayaud, Suite 300, Lakewood, Colorado 80228-2019 and its telephone number is (303) 988-3122.

Capitalization

     The following table shows the capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the issuance of 45,188 shares of Common Stock on conversion of outstanding shares of preferred stock, the issuance of 4,000 shares of Common Stock on exercise of outstanding options, the issuance of 4,031 shares of Common Stock for consulting services rendered to the Company, the draw of funds on the Energy Income Fund financing in the amount of $5,431,000, and the payment of $630,476 in long term debt subsequent thereto:

                                                                                    December 31, 1997
                                                                              ----------------------------
                                                                               Historical     As Adjusted
                                                                              ------------    ------------
Long term debt, net of current portion.....................................   $    642,951    $  5,443,475
                                                                              ------------    ------------
Stockholders' Equity
  Preferred Stock, par value $0.001 per share, 5,000,000 shares authorized
         1991 Convertible Preferred Stock, 40,000 shares issued and
             outstanding...................................................             40              40
         1994 Convertible Redeemable Preferred Stock, 165,140 shares
             issued and outstanding........................................            165             165
         1995 Convertible Redeemable Preferred Stock, 556,667and 421,103
             shares issued and outstanding, respectively...................            557             421
  Common Stock, par value $0.001 per share, 50,000,000 shares authorized, 8,467,703 and 8,520,921 shares issued and outstanding,
         respectively......................................................          8,468           8,521
  Additional paid in capital ..............................................     32,486,345      32,518,527
  Less stock subscriptions receivable .....................................       (311,758)       (311,758)
  Accumulated deficit     .................................................    (25,727,529)    (25,727,529)
                                                                              ------------    ------------
  Total stockholders' equity ..............................................      6,456,288       6,488,387
                                                                              ------------    ------------
         Total capitalization..............................................   $  7,099,239    $ 11,931,862
                                                                              ============    ============

The Offering

    ................................................................
Securities offered by Selling Stockholders..........................  130,000 shares of Common Stock(1)

Common Stock outstanding before the offering........................  8,520,921 shares

Common Stock outstanding after the offering.........................  8,520,921 shares(1)

Common Stock reserved for issuance..................................  3,688,314 shares(2)

Fully diluted Common Stock..........................................  12,209,235 shares(2)

Nasdaq Symbols:
  Common Stock......................................................  FORL

[FN]
(1) All of the 130,000 shares of Common Stock offered hereby by the Selling Stockholder were issued in connection with the grant by the Selling Stockholder to the Company of an option to purchase certain assets of the Selling Stockholder.
(2) Consists of (i) up to 208,748 shares of Common Stock issuable on the conversion of outstanding shares of Preferred Stock; (ii) up to 2,664,566 shares of Common Stock issuable on the exercise of outstanding vested options and warrants at a weighted average exercise price of $7.27 per share; and (iii) up to 815,000 shares of Common Stock issuable on the exercise of outstanding options subject to vesting requirements at a weighted average exercise price of $3.36 per share. (See "ITEM 11. EXECUTIVE COMPENSATION," "ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," in the Company's 1997 Form 10-K, and "DESCRIPTION OF SECURITIES--Preferred Stock, Warrants, and Options Outstanding" below.)

     The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing shareholders, including persons purchasing securities in this offering. (See "DESCRIPTION OF SECURITIES" below)

No Net Proceeds

     The Company has not received and will not receive any net proceeds from the sale by the Selling Stockholder of the Common Stock covered by this prospectus. If all currently vested options and warrants held by persons other than the Selling Stockholder were exercised to acquire 2,664,566 shares of Common Stock, the Company would receive proceeds of $19,376,364. There can be no assurance that any of the outstanding options or warrants will be exercised to provide any proceeds therefrom to the Company.

Risk Factors

     Offerees should not purchase these securities without carefully reading and considering the risks involved and unless they are willing and able to accept the complete loss of their investment. The securities offered hereby are speculative and involve an unusually high degree of risk. (See "RISK FACTORS" below.)

No Dividends

     The Company has not paid dividends on the Common Stock. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends on the Common Stock in the foreseeable future. In addition, the Company's November 1996 line of credit with a commercial bank prohibited the Company from paying dividends. The line of credit was paid in full in January 1998. New debt financing with Energy Income Fund was established in 1998. Its terms also prohibit the payment of dividends on the Common Stock.

                                  RISK FACTORS

     The purchase of the Common Stock involves certain risks. Prospective purchasers should consider, in addition to the negative implications of the other information and financial data set forth herein or incorporated herein by reference, the following risk factors before making an investment in the Common Stock.

Cautionary Statement Respecting Forward Looking Information

     This document and all Company disclosures, including periodic reports filed with the Commission, contain certain forward-looking statements and information relating to the Company that are based on the beliefs of Company management as well as assumptions made by and information currently available to Company management. When used herein and in other Company disclosures, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to the Company or Company management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein. Neither the Company nor any other person is under an obligation to update these forward-looking statements.

Risks Related to the Business of the Company

     Concentration of Risks Resulting From Barrett Acquisition

     Prior to the acquisition from Barrett of the 40% interest in the Eagle Springs field in November 1996 and the Ghost Ranch field in January 1998, the Company diversified the economic risks associated with drilling and the other activities in the Eagle Springs and Ghost Ranch fields because, as a 40% working interest owner, Barrett was responsible for 40% of all costs. As a result of the acquisition by the Company of Barrett's interest, the Company assumed the cost and associated risk of 100% of operations in the Eagle Springs and Ghost Ranch fields.

     Company's Ability to Continue as a Going Concern/Shortages of Working Capital and Continuing Losses

     The Company has a working capital deficit as of December 31, 1997, of $495,155 and has an accumulated deficit of $25,727,529 since its inception in 1985 and expects that its accumulated deficit will increase. During 1996 the Company experienced a net loss of $3,385,287. These losses continued, with a loss of $3,129,900 for the year ended December 31, 1997. The Company anticipates continuing losses through 1998. Based on current oil prices, the Company's net production revenue alone is not currently sufficient to meet all of its cash requirements for oil and gas production costs, general and administrative expenses, ongoing shareholder/investor relations, property maintenance expenditures, and payments of indebtedness. However, management believes that the projected cash from operations, including the additional revenues expected to be received from development work to be completed during 1998, will be sufficient to meet its anticipated cash requirements for 1998. Funds from the initial draw-down under the Company's debt financing as well as further advances will fund significant exploration during the year. The Company's independent auditor's report on the financial statements for the year ended December 31, 1997, as for preceding fiscal years, contains an explanatory paragraph as to the Company's ability to continue as a going concern. (See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" in the Company's 1997 Form 10-K.)

     Additional Possible Expenses Related to Capitalized Costs

     The Company includes in oil and gas properties on its balance sheets costs of wells in progress, which are capitalized until a decision is made to plug and abandon or, if the well is still being evaluated, until one year after reaching total depth, at which time such costs are charged to expense, even though the well may subsequently be placed into production. At December 31, 1997, there were no wells in progress included in oil and gas properties.

     The Company evaluates its proved oil and gas properties for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such an assessment is required, the Company compares the net carrying value on a lease-by-lease basis to the related estimates of undiscounted future net cash flows for each property. If the net carrying value exceeds the estimated net cash flows, then impairment expense is recognized to reduce the carrying value to the estimated fair value. Estimates of future cash flows for specific properties are based upon reserve engineering evaluations which are impacted by a number of factors, including historical oil production levels, adjacent drilling results, lease operating costs, and historical and projected prices for oil, which have typically been volatile.

     At December 31, 1997, the Company had a net investment of $471,537 in undeveloped oil and gas leases for which no proved reserves have been established. For these properties, it will be necessary to drill exploratory wells to determine if sufficient economic oil and gas reserves exist.
Management periodically assesses these properties for impairment by considering a number of factors, including unsuccessful drilling activity by the Company or others in the vicinity of the lease, management's plans to pay delay rentals or to drill a well prior to the expiration of the primary lease term, opportunities to obtain and/or evaluate seismic data related to the lease, and management's expectations about oil and gas prices, production costs and development costs.

     Adverse information related to any of the above matters could have a material adverse impact on the Company's future results of operations.

     Dependence on Joint Exploration Arrangements with Industry Participants

     The Company has entered into a number of joint exploration agreements with industry participants to obtain leases, scientific data, and funds for drilling and other exploration. These agreements typically set forth obligations that the Company must perform timely in order to earn specified property interests, permit funding participants to terminate their participation at specified points during the exploration program, and condition continuation of joint efforts on obtaining satisfactory results. If such a participant elects not to continue with respect to any well, the Company would be required to fund all of the costs of such well, in which case it would be dependent on proceeds from debt financing, the sale of securities and production revenue, which could delay or limit planned drilling.

     Limited Production Revenue

     The Company has only recently established revenue from oil production from the Eagle Springs and Ghost Ranch fields. Based on current oil prices, the Company's net production revenue alone is not currently sufficient to meet all of its cash requirements. However, management believes that the projected cash from operations, which includes additional revenues expected to be received from development work to be completed during 1998, will be sufficient to meet its anticipated cash requirements for 1998. Exploration activities will be funded from the initial draw-down under the Company's debt financing as well as further advances. There can be no assurance that ongoing oil production in commercial quantities will continue, that oil prices will not decrease dramatically, that additional production will result from development work, or that oil reserves will be proved as a result of the Company's exploration efforts. (See "ITEM 1. BUSINESS" in the Company's 1997 Form 10-K.)

     Limited Commercial Drilling Success to Date

     Despite the expertise of management, the significant amount of data that the Company has collected with respect to Nevada, and the expenditure of several million dollars in property acquisition, data collection, and exploration since 1985, the Company has established only limited reserves and developed limited ongoing production as a result of its drilling program. The Ghost Ranch discovery well, which was placed into production in 1996, is the first exploration test by the Company that has resulted in significant ongoing production. The oil production from the Eagle Springs field was acquired by the Company in 1993 and, except for the increased production resulting from certain reworking of existing wells and the development wells drilled by the Company, did not result from the Company's exploration or drilling activities. Although the Company began to receive oil production revenue from the Eagle Springs field in early 1994 and from the Ghost Ranch well in mid-1996, the Company's success will continue to depend on the results of drilling, evaluation, and testing of its various prospects. (See "ITEM 1. BUSINESS" and "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" in the Company's 1997 Form 10-K.)

     Need for Additional Funds

     The nature, extent, and cost of exploring prospects in the Great Basin province over several years cannot be predicted, but the total cost could amount to tens of millions of dollars. Because of the size of the total exploration possibilities and the Company's limited resources, it is likely that the interest of the Company's shareholders in the Company and the interest of the Company in its drilling prospects will continue to be diluted substantially as the Company continues to obtain funding through the sale of additional securities or through sharing arrangements with industry participants. There can be no assurance that exploration funds will be available to the Company when required or, if available, that such funds can be obtained on terms acceptable or favorable to the Company. (See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" in the Company's 1997 Form 10-K.)

     Concentration of Activities in Frontier Area

     Management of the Company has focused its efforts on acquiring lease positions, developing data, and exploring and drilling in the Great Basin area of Nevada, a largely unproved and unexplored geological province. While the Company holds exploration rights to a significant number of acres, its holdings are insignificant when compared to the size of the potential geological area. Other than in the Eagle Springs field and Ghost Ranch field, no significant ongoing commercial production of oil has been established on the Company's properties. In addition, the areas targeted by the Company, other than the Eagle Springs field and Ghost Ranch field, have geological, geophysical, drilling, completion, and production problems which to date have prevented the Company and others with larger exploration budgets from developing or establishing significant production or reserves. There is no assurance that these problems can be overcome or that the Company's drilling program will be commercially successful. (See "ITEM 1. BUSINESS" in the Company's 1997 Form 10-K.)

     Dependence on Key Employees

     The business of the Company is dependent on its management and technical team and their substantial Nevada exploration experience, the loss of any one of whom could adversely affect the Company's proposed activities. The Company does not have and does not intend to acquire key man life insurance on any of its executives. (See "ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT" in the Company's 1997 Form 10-K.)

     Speculative Nature of Oil and Gas Industry

     Exploration for oil is a highly speculative business. There is no way to know in advance of drilling and testing whether any prospect will yield oil in sufficient quantities to be economically feasible. The completion of a well for production or the initiation of production in paying quantities does not necessarily mean that the well will be economic because it may not produce sufficient revenues to recover related costs and generate a financial return to the Company.

     High Operating Costs

     The costs of exploring, drilling, producing, and transporting are higher in the geological province targeted by management than they would be in a more fully developed oil producing area. Access roads to drilling targets over relatively long distances frequently have to be completed, drilling equipment and services typically must be brought in from considerable distances, and there is no collection pipeline so that any oil that is produced must be trucked to a refinery. Most of the Company's oil has been transported to a refinery in Salt Lake City, Utah, a distance of several hundred miles. Effective March 1, 1998, all of the Company's Nevada crude oil will be sold to Petro Source at its Eagle Springs refinery. (See "ITEM 1. BUSINESS - Oil Properties" and "ITEM 2. PROPERTIES - Production and Sale of Oil" in the Company's 1997 Form 10-K.)

     Uncertainty of Reserve Estimates and Future Net Revenues

     There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the 1997 Form 10-K which are incorporated into this Prospectus are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices and other factors. (See "ITEM 2. PROPERTIES" and "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION--Liquidity and Capital Resources" in the 1997 Form 10-K.)

     Dependence on Oil Prices

     The Company's oil exploration and production activities are dependent on the prevailing price for oil, which is beyond the Company's control or influence, and there is no assurance that the Company's wells can be produced at levels in excess of related production costs. World oil prices generally declined during 1997 from the previous year, and have declined further during the first quarter of 1998. There can be no assurance that such prices will continue. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil or gas as a source of energy as compared with coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation and sale of oil; and other factors, all of which are beyond the control or influence of the Company. Adverse changes in the market or regulatory environment would likely have an adverse effect on the Company's ability to obtain funding from lending institutions, industry participants, the sale of additional securities, and other sources. (See "ITEM 1. BUSINESS--Oil Properties" in the Company's 1997 Form 10-K.)

     Operating Risks and Uninsured Hazards

     Oil drilling involves hazards such as fire, explosion, pipe failure, cave in, collapse, encountering unusual or unexpected formations, pressures, and other conditions, environmental damage, personal injury, and other occurrences that could result in the Company incurring substantial losses and liabilities to third parties. As is customary in exploration arrangements with other energy companies under which specified drilling is to be conducted, the operator is required to purchase and pay for insurance against risks customarily insured against in the oil and gas industry by others conducting similar activities. (See "ITEM 1. BUSINESS--Operational Hazards and Insurance" in the Company's 1997 Form 10-K.) Nevertheless, the Company may not be insured against all losses or liabilities that may arise from all hazards because such insurance is unavailable at economic rates, because the operator has not fulfilled its obligation to purchase such insurance, or because of other factors. Any uninsured loss could have a material adverse effect on the Company.

     Risks of Adverse Weather

     The Company's activities are subject to periodic interruptions due to weather conditions, which may be quite severe at various times of the year. Periods of heavy precipitation make travel to exploration or drilling locations difficult and/or impossible, while extremely cold temperatures limit or interrupt drilling, pumping, and/or production activities or increase operating costs.

     Intense Competition in Oil and Gas Industry

     The acquisition and exploration of oil and gas prospects are highly competitive. Many of the Company's current and potential competitors engaged in oil exploration in the Great Basin of Nevada have greater financial resources, broader exploration programs, and a greater number of managerial and technical personnel. Because the Company's resources will be limited, there can be no assurance that it will be able to compete effectively in the exploration for oil in Nevada. (See "ITEM 1. BUSINESS--Competition and Markets" in the Company's 1997 Form 10-K.)

     Environmental and Other Governmental Regulation

     Oil and gas exploration and production are subject to comprehensive federal, state, and local laws and regulations controlling the exploration for and production and sale of oil and gas and the possible effects of such activities on the environment. To date, the Company has not been required to expend significant resources in order to satisfy applicable environmental laws and regulations respecting its own activities. Although management believes that the Company has substantially completed certain remediation work that it agreed to undertake in connection with the acquisition of the Eagle Springs field, there can be no assurance that additional work may not be required. In addition, present, as well as future, legislation and regulations could cause additional expenditures, restrictions, and delays in the Company's business, the extent of which cannot be predicted and which may require the Company to limit substantially, delay or cease operations in some circumstances or subject the Company to various governmental controls. From time to time, regulatory agencies have proposed or imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Because federal energy and taxation policies are subject to constant revisions, no prediction can be made as to the ultimate effect of such governmental policies and controls on the Company. (See "ITEM 1. BUSINESS--Government Regulation" in the Company's 1997 Form 10-K.)

General Risks Relating to Offering

     Volatility of Common Stock

     The market price for the Common Stock has been volatile in the past and could fluctuate significantly in response to the results of specific exploration drilling tests, variations in quarterly operating results, and changes in recommendations by securities analysts. Further, the trading volume of the Common Stock is relatively small, and the market for the Common Stock may not be able to efficiently accommodate significant trades on any given day. Consequently, sizable sales or purchases of the Common Stock have in the past, and may in the future, cause volatility in the market price of the Common Stock to a greater extent than in other more actively traded securities. Until more trading volume develops, larger transactions may not be able to be closed at the then current market price for the Common Stock. In addition, the securities markets regularly experience significant price and volume fluctuations that are often unrelated or disproportionate to the results of operations of particular
companies.   These broad fluctuations may adversely affect the market price of the Common Stock. (See "ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS" in the Company's 1997 Form 10-K.)

     Substantial Warrants and Options Outstanding

     The Company has issued to employees, officers, directors, and others providing services to the Company vested options to purchase up to 834,000 shares of Common Stock with exercise prices ranging from $2.50 to $9.00 per share. Options to purchase a total of 94,000 shares contain a provision that, on exercise, the holder is granted a new option covering the number of shares for which the prior option was exercised, with the exercise price of the new option fixed at the then fair market value of the Common Stock. In addition, the Company has outstanding options held by unrelated third parties to purchase 110,000 shares of Common Stock at prices ranging from $3.75 per share to $6.90 per share and warrants to purchase a total of 1,720,566 shares of Common Stock at a weighted average exercise price of $8.70 per share. The existence of such options and warrants may prove to be a hindrance to future financing by the Company, and the exercise of options and warrants may further dilute the interests of the stockholders. The possible future sale of Common Stock issuable on the exercise of such options and warrants could adversely affect the prevailing market price of the Company's Common Stock. Further, the holders of options and warrants may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. (See "DESCRIPTION OF SECURITIES--Preferred Stock, Warrants, and Options Outstanding" below and "ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Company's 1997 Form 10-K.)

     Issuance of Additional Common Stock

     The Company has authorized 5,000,000 shares of Preferred Stock, par value $0.001 per share, and 50,000,000 shares of Common Stock, par value $0.001 per share. As of the date of this Prospectus, 8,520,921 shares of Common Stock were issued and outstanding, and 3,688,314 additional shares were reserved for issuance on the exercise or conversion of options, warrants, and shares of Preferred Stock issued and outstanding or issuable on exercise of placement agent warrants, including those subject to vesting requirements. The Company's board of directors also has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of shareholders and may further dilute the book value of the Company's Common Stock.

     Preferential Rights of Preferred Stock Outstanding

     The Company has 40,000 shares of 1991 Preferred Stock, 165,140 shares of 1994 Preferred Stock, and 421,103 shares of 1995 Preferred Stock issued and outstanding. The 1991 Preferred Stock has a liquidation preference of $1.25 per share, the 1994 Preferred Stock has a liquidation preference of $2.00 per share, and the 1995 Preferred Stock has a liquidation preference of $1.50 per share.
On liquidation or termination of the Company, an aggregate of $1,011,935 in assets would be distributed to the holders of the currently issued and outstanding Preferred Stock, after payment of all of the Company's obligations, prior to any distribution to the holders of Common Stock. The 1991, 1994 and 1995 Preferred Stock vote as a single class with the Common Stock. If the Company seeks to amend its certificate of incorporation to change the provisions relating to the Preferred Stock or to approve a merger containing provisions that would require a class vote if they were contained in an amendment to the certificate of incorporation, the approval of each class of Preferred Stock affected thereby, voting as a separate class, will be required. Consequently, the holders of a relatively minor number of shares of Preferred Stock may be able to block such proposals, even in circumstances where they would be in the best interests of the holders of Common Stock. (See "DESCRIPTION OF SECURITIES- -Preferred Stock, Warrants, and Options Outstanding" below.)

     Determination of Purchase and Exercise Price

     The conversion ratio of the outstanding Preferred Stock and the exercise prices of the outstanding options and warrants were determined by the Company, taking into account the history of, and recent prices for, the Common Stock as quoted on Nasdaq at the time the Preferred Stock, options, and warrants were issued, the business history and prospects of the Company, the number of securities to be offered, and the general condition of the securities market, all as assessed by the Company's management. Such prices bear no relationship to the assets, earnings, or net tangible book value of the Company or any other traditional criteria of value. (See "PLAN OF DISTRIBUTION" and "DESCRIPTION OF SECURITIES" below.)

     Substantial and Immediate Dilution

     Persons purchasing the Common Stock will suffer a substantial and immediate dilution to the net tangible book value below the purchase price of such Common Stock. (See "DILUTION" below.)

     No Dividends

     The Company has not paid dividends on the Common Stock in the past and does not plan to pay dividends on the Common Stock in the foreseeable future, even if it were profitable. Earnings, if any, are expected to be used to advance the Company's exploration activities and for general corporate purposes, rather than to make distributions to shareholders. In addition, the Company's November 1996 line of credit with a commercial bank prohibited the Company from paying dividends. The line of credit was paid in full in January 1998. New debt financing with Energy Income Fund was established in 1998. Its terms also prohibit the payment of dividends on the Common Stock.

     Registration Rights of Existing Shareholders

     The Company has previously granted to existing shareholders and holders of options and warrants, including officers and directors, registration rights that require the Company to include securities in future registration statements filed by the Company, subject to the approval of the managing underwriter in such future offerings and, in some cases, to file registration statements with respect to the resale, exercise, or conversion of the securities held by the holders of such registration rights, all at the expense of the Company. The Company has obtained the effectiveness of a registration statement respecting all of its registration obligations, subject to the requirement for updating through supplements or post-effective amendments. (See "DESCRIPTION OF SECURITIES--Registration Rights" below.)


                                NO NET PROCEEDS

     The Company will not receive any net proceeds from the sale by the Selling Stockholder of the Common Stock covered by this Prospectus. If all currently vested options and warrants held by persons other than the Selling Stockholder were exercised to acquire an additional 2,664,566 shares of Common Stock, the Company would receive proceeds of $19,376,364. There can be no assurance that any of the outstanding options or warrants will be exercised to provide any proceeds therefrom to the Company.


                                  THE COMPANY

     For information regarding the Company, reference is made to the Company's annual report on Form 10-K for the year ended December 31, 1997, and all documents subsequently filed by the Company pursuant to section 13(a), 13(c), 14, or 15(d) of the Exchange Act.

                                    DILUTION

     Immediately prior to this offering, the Company had a pro forma net tangible book value of $5,952,288, with 8,520,921 shares of Common Stock issued and outstanding, or approximately $0.70 per share. The pro forma net tangible book value per share decreases to $0.58 after deducting liquidation preferences of an aggregate of $1,011,935 with respect to the shares of outstanding 1991, 1994, and 1995 Preferred Stock. The pro forma net tangible book value is determined by adjusting the net tangible book value of the Company as of December 31, 1997, to give pro forma effect to the subsequent issuance of 53,219 shares of Common Stock for services rendered to the Company and on exercise of stock options and conversion of outstanding shares of Preferred Stock. (See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" in the Company's 1997 Form 10-K.)

     Purchasers of shares of Common Stock from the Selling Stockholder will likely suffer substantial and immediate dilution in the adjusted net tangible book value per share of the Common Stock they purchase below the purchase price for such shares. Based on the Company's net tangible book value immediately prior to this offering, the Company would have a net tangible book value of $5,952,288, or approximately $0.70 per share, which represents a reduction of $4.61 per share from the closing sales price of $5.31 for the Company's Common Stock on Nasdaq on April 13, 1998.


                              SELLING STOCKHOLDER

     The following table provides certain information, as of the date of this Prospectus, respecting the Selling Stockholder, the shares of Common Stock held by it, to be sold, and to be held following the offering, assuming the sale by such Selling Stockholder of all shares of Common Stock offered.

     The Selling Stockholder named below confirmed at the time it acquired the Common Stock that such securities were acquired for investment purposes only and without a view toward their resale and acknowledged the existence of restrictions on resale applicable to such securities. Such Selling Stockholder can sell such securities only in limited circumstances. This offering relates only to the sale of shares of Common Stock held by the Selling Stockholder named in the following table.

                                    Securities Owned                        Shares Owned
                               Prior to the Offering (1)                 After Offering (1)
                               -------------------------                 ------------------
                                 Common        Other       Shares to
  Selling Stockholder            Stock       Securities    Be Offered     Number       %
------------------------        --------     ----------    ----------     ------     -----
Petro Source Corporation         130,000        --           130,000        --        --
                                 -------       ----          -------       ----      ----
Total                            130,000        --           130,000        --        --
                                 =======       ====          =======       ====      ====

[FN]
(1) Shares owned prior to the offering include all shares of Common Stock and underlying securities convertible or exercisable into shares of Common Stock owned by or issuable to the Selling Stockholder. Shares owned after the offering assume the sale of all shares of Common Stock offered pursuant to this offering.


                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share, and 50,000,000 shares of Common Stock, par value $0.001 per share.

Common Stock

     The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights, and therefore, a majority of the shares of outstanding Common Stock is able to elect the entire board of directors, and if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that one-third of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required.

     Shareholders of the Company have no preemptive right to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, are fully paid and nonassessable.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

     The board of directors has the authority to issue the authorized but unissued shares without action by the shareholders. The issuance of such shares would reduce the percentage ownership held by persons purchasing stock in this offering and may dilute the book value of the then existing shareholders.

Preferred Stock, Warrants and Options Outstanding

          As of the date of this Prospectus, the Company had the following Preferred Stock, options, and warrants outstanding as discussed in detail below.

                                             Number of Shares of        Price Per Share of
                                               Common Stock or            Common Stock or
                                                Common Stock               Common Stock
            Description                          Equivalent                 Equivalent
-------------------------------------        -------------------        ------------------
Preferred Stock
    1991 Series                                    13,334                     $3.75
    1994 Series                                    55,047                     $6.00
    1995 Series                                   140,368                     $4.50
Warrants to purchase Common Stock (1)              17,450                     $4.50
                                                  750,000                     $6.00
                                                   29,353                     $7.50
                                                  250,000                    $10.00
                                                  583,222                    $12.00
Options to purchase Common Stock (2)              137,500                     $2.50
                                                   10,000                     $3.75
                                                   22,667                     $3.93
                                                  202,500                     $4.00
                                                  128,000                     $4.50
                                                  300,000                     $5.00
                                                    8,333                     $6.375
                                                  100,000                     $6.90
                                                    6,666                     $7.50
                                                   28,333                     $9.00

[FN]
(1) Does not include warrants to purchase shares of preferred stock of the Company that are convertible into an aggregate of 90,541 shares of Common Stock. Such warrants have a weighted average exercise price of $7.45 per share.
(2) Does not include options subject to vesting requirements to purchase up to 815,000 shares of Common Stock at a weighted average exercise price of $3.36 per share.

     Preferred Stock

     The Company has 40,000 shares designated as 1991 Series Convertible Preferred Stock, 165,140 shares designated as 1994 Series Convertible Redeemable Preferred Stock, and 421,103 shares designated as the 1995 Series Convertible Preferred Stock issued and outstanding as of the date of this Prospectus. The Company has no current plans to issue any additional Preferred Stock, except 70,000 shares of 1993 Preferred Stock to be issued on the exercise of the outstanding 1993 Placement Agent Warrants and 131,622 shares of 1994 Preferred Stock to be issued on the exercise of the outstanding 1994 Placement Agent Warrants. The Company's articles of incorporation provide that the board of directors of the Company has authority, without action by the shareholders, to issue the authorized but unissued Preferred Stock in one or more series, and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

     The 1991, 1994 and 1995 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of Common Stock for each three shares of Preferred Stock, after giving effect to the 3-for-1 reverse stock split of the Common Stock. The 1993 Preferred Stock issuable on the exercise of the 1993 Placement Agent Warrants is convertible, at the election of the holder, into the Company's Common Stock at the rate of two shares of Common Stock for each three shares of Preferred Stock.

     The 1991 Preferred Stock carries a preference of $1.25 per share on dissolution and liquidation of the Company, the 1994 Preferred Stock carries a preference of $2.00 per share, and the 1995 Preferred Stock carries a liquidation preference of $1.50 per share. The 1991, 1994, and 1995 Preferred Stock votes as a single class with the Common Stock except as otherwise provided by the corporate laws of the state of Nevada. Shares of 1991, 1994 and 1995 Preferred Stock are entitled to one vote per share. None of the issued and outstanding Preferred Stock is entitled to preferential dividends, but participates with the Common Stock in the unlikely event that a dividend is declared.

     The 1991 Preferred Stock is redeemable at $1.25 per share at any time after December 31, 1995, the 1994 Preferred Stock is redeemable at $4.00 per share at any time after March 31, 1996, and the 1995 Preferred Stock is redeemable at $3.00 per share at any time after December 31, 1995. In each case, the Preferred Stock can be converted prior to the redemption date fixed in the notice.

     Warrants

     The Company has issued and outstanding the following warrants to purchase Common Stock and has reserved an equivalent number of shares of Common Stock for issuance on exercise of such warrants. Each of the warrants described below is governed by a warrant agreement between the Company and the warrant agent. The following summary is subject to the detailed provisions of the warrant agreement governing such warrants.

     Holders of warrants are deemed to be shareholders of the Company only to the extent of the shares of Common Stock held by them. Holders of warrants, as such, are not entitled to vote with respect to matters submitted to the shareholders of the Company, are not entitled to participate in dividends, if any, and do not have ownership rights on termination or liquidation of the Company.

     $4.50 Warrants. The Company has issued and outstanding warrants to purchase 8,333 shares of Common Stock at an exercise price of $4.50 per share which expire in June 2000.

     N Warrants. Effective January 1, 1997, the Company issued to the record holders of the class L Warrants, which warrants expired pursuant to their terms on December 31, 1996, warrants to purchase 414,000 shares of Common Stock at $12.00 per share. The N Warrants are exercisable through December 31, 1998. The N Warrants are subject to redemption by the Company at a redemption price of $0.10 per Warrant if the average closing price of the Common Stock is at least $12.00 per share for 20 consecutive trading days preceding the date of notice of redemption, subject to certain other conditions. Such Warrants may be exercised during the period after notice of redemption has been given and prior to the redemption date.

     M Warrants. The Company has issued and outstanding 507,666 M Warrants. Giving effect to the reverse stock split, the M Warrants entitle the holder to purchase one share of Common Stock for each three M Warrants held at $12.00 at any time through December 1, 1998. The M Warrants are subject to redemption by the Company at a redemption price of $0.10 per Warrant if the average closing price of the Common Stock is at least $12.00 per share for 20 consecutive trading days preceding the date of notice of redemption, subject to certain other conditions. Such Warrants may be exercised during the period after notice of redemption has been given and prior to the redemption date.

     1996 Placement Agent Warrants. The placement agent in the offering in which the 1996 Preferred Stock was sold has warrants to acquire 9,117 shares of Common Stock at a price equal to the lesser of $4.50 or 75% of the closing bid price of the Common Stock as reported on Nasdaq on the day preceding the date of exercise. The placement agent's warrants are exercisable before March 25, 2001.

     1996-4 Placement Agent Warrants. The designees of the placement agent in the 1996-4 Preferred Stock offering have warrants to purchase an aggregate of 29,353 shares of Common Stock at an exercise price equal to the lesser of $7.50 or 125% of the average closing price of the Common Stock as reported on Nasdaq for the five days preceding each anniversary of the issuance of such warrants. Such warrants are exercisable at any time prior to November 8, 2001.

     Lender Warrants. In connection with the financing arrangement entered into by the Company with Energy Income Fund, the Company issued to Energy Income Fund warrants to purchase 750,000 shares of Common Stock at $6.00 per share and 250,000 shares of Common Stock at $10.00 per share. Such warrants are exercisable at any time prior to January 6, 2003.

     Options

     The Company has issued and outstanding options to purchase up to 944,000 shares of Common Stock at a weighted average exercise price of $4.67 per share, including options to purchase 834,000 shares of Common Stock at a weighted average exercise price of $4.41 per share of Common Stock issued to executive officers, directors and employees of the Company. In addition, the Company has issued to employees and former employees of the Company options to purchase up to 815,000 shares of Common Stock at a weighted average exercise price of $3.36 per share that are subject to vesting requirements.

     General

     Each of the foregoing warrants and options contain provisions that protect the holders thereof against dilution by adjustment in the number of shares of Common Stock purchasable on exercise of the warrants and options in certain events such as stock splits or stock dividends. In the event the number of warrant or option shares purchasable is increased, through the operation of the anti-dilution provisions, the exercise price will be reduced proportionately. Conversely, if the number of warrant or option shares purchasable is decreased, the exercise price will be increased proportionately.

Registrar and Transfer Agent

     The registrar and transfer agent of the Company's securities is Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107, telephone (801) 266-7151.

                              PLAN OF DISTRIBUTION

General

     This Prospectus relates to the public offer and sale by a certain shareholder (the "Selling Stockholder") of an aggregate of up to 130,000 shares of Common Stock of the Company issued upon the grant to the Company of an option to purchase certain assets of such Selling Stockholder, including a refinery that manufactures asphalt and ancillary products from crude oil, a processing facility in Tonopah, Nevada, and rolling stock utilized to gather crude oil and distribute products. (See "SELLING STOCKHOLDER" above.)

Sale of Common Stock

     The Common Stock to be sold by the Selling Stockholder may be sold by it from time to time directly to purchasers. Alternatively, the Selling Stockholder may, from time to time, offer the Common Stock for sale in the over-the-counter market through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholder and/or the purchasers of Common Stock for whom they may act as agent. Any such sale of Common Stock by the Selling Stockholder must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless the Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholder, and any dealers or brokers that participate in the distribution of the Common Stock, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any profit on the sale of Common Stock by them and any discounts, commissions, or concessions received by any such dealers or brokers may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Common Stock may be sold by the Selling Stockholder from time to time in one or more transactions at a fixed offering price, which may be changed, or at prices that may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. The Company does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the Common Stock.

     The Company estimates that it will incur costs of approximately $10,000 in connection with this offering for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholder will be borne by it. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholder will be determined by negotiations between it and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealers' commission or mark up schedule, the size of the transaction, and other factors.


                             LEGALITY OF SECURITIES

     The validity under the Nevada Revised Statutes of the issuance of the Common Stock have been passed on for the Company by Kruse, Landa & Maycock, L.L.C.


                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Hein + Associates LLP, certified public accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

     The year end independent reserve report dated December 31, 1997, incorporated by reference into this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, has been prepared by the firm of Malkewicz Hueni Associates, Inc., Golden, Colorado, as stated in its report, which is incorporated by reference and has been so incorporated by reference in reliance and upon such report given on the authority of that firm as experts in oil and gas engineering.


          TABLE OF CONTENTS


Section                        Page

SUMMARY AND INTRODUCTION..........3                   FORELAND CORPORATION
RISK FACTORS......................7
NO NET PROCEEDS..................13
THE COMPANY......................13
DILUTION.........................14
SELLING STOCKHOLDER..............14                  SHARES OF COMMON STOCK
DESCRIPTION OF SECURITIES........15
PLAN OF DISTRIBUTION.............18
LEGALITY OF SECURITIES...........18
EXPERTS..........................19

     No dealer, salesman, or other                        PROSPECTUS
person has been authorized in
connection with this offering to give
any information or to make any
representation other than as
contained in this Prospectus and,
if made, such information or
representation must not be relied on                    April 14, 1998
as having been authorized by the
Company.  This Prospectus does not
constitute an offer to sell or the
solicitation of an offer to buy any
securities covered by this Prospectus
in any state or other jurisdiction to
any person to whom it is unlawful to
make such offer or solicitation in
such state or jurisdiciton.